K&L Gates llp 925 Fourth Avenue Suite 2900 Seattle, WA 98104-1158

Eric Simonson (206) 370-7679 Eric.simonson@klgates.com

June 29, 2009

VIA EDGAR

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

   Re:       China-Biotics, Inc.
Amendment No. 1 to Form S-1
Filed June 11, 2009
File No. 333-157714

Dear Mr. Lucas:

On behalf of China-Biotics, Inc. (the “Company”), we are filing this correspondence letter at the request of the staff of the Securities and Exchange Commission (the “Staff”) pursuant to a telephone discussion with the Staff on June 26, 2009 in connection with Amendment No. 1 to Form S-1 (“Amendment No. 1 to Form S-1”).

The Staff has requested that the Company file a revised prospectus pursuant to Rule 424(b) of the U.S. Securities Act of 1933 after the effective date of Amendment No. 1 to Form S-1 that clarifies its disclosure in note 3 of the Selling Stockholder table on page 49 of Amendment No. 1 to Form S-1 with respect to the voting and investment authority of Heartland Value Fund.

The Company hereby undertakes to file a post-effective revised prospectus pursuant to Rule 424(b) that clarifies that Mr. Paul T. Beste, Vice President and Secretary of Heartland Group, Inc., exercises voting and investment authority over the shares held by Heartland Value Fund.

John P. Lucas
United States Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (206) 370-7679.

Very truly yours,

K&L Gates llp

By:	/s/ Eric Simonson
Eric Simonson

cc:           Song Jinan, China-Biotics, Inc.